Filed by: M&T Bank Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: People’s United Financial, Inc. (Commission File No.: 001-33326)

On February 22, 2021, the following communication was made available to employees of M&T Bank Corporation.

Creating a Leading Regional Bank to Service Clients and Companies Across the Northeast and Beyond

Overall / Strategic

•	M&T Bank Corporation and People’s United Financial, Inc. announced today that they have entered into a definitive agreement under which M&T will acquire People’s United in an all-stock transaction.

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The combined company will create a diversified, community-focused banking franchise with approximately $200 billion in assets and a network of more than 1,100 branches and over 2,000 ATMs that spans 12 states from Maine to Virginia and the District of Columbia.

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The combined franchise will operate across some of the most populated and attractive banking markets in the U.S. As part of the transaction, People’s United’s current headquarters in Bridgeport, Connecticut will become the New England regional headquarters for M&T, further strengthening the combined company’s commitment to Connecticut and the region.

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The combined company will preserve and maintain the strong purpose-driven cultures of both organizations to ensure that customers continue to receive superior service from expert employees who care deeply about the work they do.

•	Operationally, it remains business as usual in all markets until the transaction closes in 4Q 2021.

•	In the coming months, M&T will work with People’s United Bank through a comprehensive integration process to finalize the specifics of the future organization.

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The banking industry has evolved in recent years, largely driven by a stream of consolidation across the Northeast and nationwide. M&T has regularly assessed its business and banking environment to ensure we continually add value for shareholders, customers, communities, and employees and remain competitive in the broader marketplace.

Employees, Customers & Culture

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People’s United is a like-minded partner that shares our culture of supporting communities by focusing on building meaningful relationships and providing personalized products, services, and local market expertise to customers, while building on our legacy of excellence in service.

•	Both companies have been long recognized for their community commitments and longstanding support of civic organizations.

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People’s United Community Foundation and People’s United Community Foundation of Eastern Massachusetts has granted $40 million to nonprofits aligned with the Foundations’ collective mission since its inception in 2007. Through the foundations, M&T will use $90 million to support charitable activities in the communities currently served by People’s United.

•	M&T and People’s United share conservative risk-management cultures as demonstrated by industry-leading asset quality performance spanning multiple economic cycles.

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The combined company will preserve and maintain the strong purpose-driven cultures of both organizations to ensure that customers continue to receive superior service from expert employees who care deeply about the work they do.

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Operationally, it remains business as usual. Both companies are committed to providing a smooth transition for employees and customers and we will be partnering to implement a transition plan during the pre-close period.

•	We understand you will have a lot of questions over the coming months. The leadership teams at both companies will make sure you are informed of key development at the appropriate time.

Financial / Deal Terms / Looking forward

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Under the terms of the agreement, People’s United shareholders will receive 0.118 of a share of M&T common stock for each People’s United share they own. Following completion of the transaction, former People’s United shareholders will collectively own approximately 28% percent of the combined company.

•	The implied total transaction value based on closing prices on February 19, 2021 is approximately $7.6 billion.

•	The transaction is immediately accretive to M&T’s TBV per share and 10-12% accretive to EPS, reflecting estimated annual cost synergies of approximately $330 million.

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The merger has been unanimously approved by the boards of directors of each company. The merger is expected to close in the fourth quarter of 2021, subject to the satisfaction of customary closing conditions, including receipt of regulatory approvals and approval by the shareholders of each company.

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Upon closing of the transaction, René Jones will serve as chairman and chief executive officer of the combined company. Jack Barnes, Kirk Walters and three other current members of the board of directors of People’s United will join M&T’s board of directors.

Additional Information and Where to Find It

In connection with the proposed transaction, M&T Bank Corporation (“M&T”) will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 to register the shares of M&T’s capital stock to be issued in connection with the proposed transaction. The registration statement will include a joint proxy statement of M&T and People’s United Financial, Inc. (“People’s United”), which will be sent to the shareholders of M&T and People’s United seeking their approval of the proposed transaction.

This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND SHAREHOLDERS OF M&T AND PEOPLE’S UNITED AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE

INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT M&T, PEOPLE’S UNITED AND THE PROPOSED TRANSACTION. Investors will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about M&T and People’s United, without charge, at the SEC’s website (http://www.sec.gov). Copies of the registration statement, including the joint proxy statement/prospectus, and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Investor Relations, M&T Bank Corporation, One M&T Plaza, Buffalo, New York 14203, telephone (716) 635-4000, or Steven Bodakowski, People’s United Financial, Inc., 850 Main Street, Bridgeport, Connecticut 06604, telephone (203) 338-4202.

Participants in the Solicitation

M&T, People’s United and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding M&T’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 9, 2020, and certain of its Current Reports on Form 8-K. Information regarding People’s United’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 6, 2020, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on current expectations, estimates and projections about M&T’s and People’s United’s businesses, beliefs of M&T’s and People’s United’s management and assumptions made by M&T’s and People’s United’s management. Any statement that does not describe historical or current facts is a forward-looking statement, including statements regarding the expected timing, completion and effects of the proposed transactions and M&T’s and People’s United’s expected financial results, prospects, targets, goals and outlook. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could,” or “may,” or by variations of such words or by similar expressions. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions (“Future Factors”) which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.

Future Factors include, among others: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between M&T and People’s United; the outcome of any legal proceedings that may be instituted against M&T or People’s United; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated; the risk that any announcements relating to the proposed combination could have adverse effects on the market price of the common stock of either or both parties to the combination; the possibility that the anticipated benefits of the transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where M&T and People’s United do business; certain restrictions during the pendency of the merger that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; M&T’s and People’s United’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by M&T’s issuance of additional shares of its capital stock in connection with the proposed transaction; and other factors that may affect future results of M&T and People’s United; the business, economic and political conditions in the markets in which the parties operate; the risk that the proposed combination and its announcement could have an adverse effect on either or both parties’ ability to retain customers and retain or hire key personnel and maintain relationships with customers; the risk that the proposed combination may be more difficult or time-consuming than anticipated, including in areas such as sales force, cost containment, asset realization, systems integration and other key strategies; revenues following the proposed combination may be lower than expected, including for possible reasons such as unexpected costs, charges or expenses resulting from the transactions; the unforeseen risks relating to liabilities of M&T or People’s United that may exist; and uncertainty as to the extent of the duration, scope, and impacts of the COVID-19 pandemic on People’s United, M&T and the proposed combination.

These are representative of the Future Factors that could affect the outcome of the forward-looking statements. In addition, such statements could be affected by general industry and market conditions and growth rates, general economic and political conditions, either nationally or in the states in which M&T, People’s United or their respective subsidiaries do business, including interest rate and currency exchange rate fluctuations, changes and trends in the securities markets, and other Future Factors.

M&T provides further detail regarding these risks and uncertainties in its latest Form 10-K and subsequent Form 10-Qs, including in the respective Risk Factors sections of such reports, as well as in subsequent SEC filings. Forward-looking statements speak only as of the date made, and M&T does not assume any duty and does not undertake to update forward-looking statements.